King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: 404/572-4600 Fax: 404/572-5100 Alan J. Prince Direct Dial: 404/572-3595 Direct Fax: 404/572-5133 APrince@kslaw.com

August 9, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Attorney-Advisor

Re:	FleetCor Technologies, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed August 9, 2010

File No. 333-166092

Dear Mr. Orlic:

On behalf of FleetCor Technologies, Inc. (the “Company”), we are delivering (and transmitting via EDGAR) with this letter for filing under the Securities Act 1933, as amended, with the Securities and Exchange Commission the following:

•	Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (File No. 333-166092) (the “Registration Statement”), together with the exhibits thereto; and

•	Amendment No. 4, without exhibits, marked to show changes from Amendment No. 3 to the Registration Statement filed on June 29, 2010.

We are responding supplementally to the Staff’s comments contained in its letter, dated May 12, 2010.

Prior Staff Comment 24

In its May 12, 2010 comment letter, the Staff requested that the Company confirm that there are no broker-dealers or affiliates of broker-dealers among its selling stockholders. The

Securities and Exchange Commission

August 9, 2010

Company hereby confirms that, except as disclosed in footnotes (1) and (5) on pages 123 and 124 of Amendment No. 4, none of its selling stockholders are broker-dealers or affiliates of broker-dealers.

Prior Staff Comment 39

In its May 19, 2010 response letter, the Company advised the Staff that the Company would continue to supplementally provide stock-based compensation information requested by prior Staff comment 39. The Company advises the Staff that there has been no change since the information provided in the Company’s June 29, 2010 response letter.

Prior Staff Comment 47

In its May 12, 2010 comment letter, the Staff requested that the Company file all required exhibits as soon as possible. The Company advises the Staff that it anticipates filing all remaining exhibits to the Registration with its next amendment.

*   *   *   *

If we can be of any assistance in explaining this response or the changes in Amendment No. 4, please let us know. Please contact me with any questions or comments at (404) 572-3595.

Very truly yours,

/s/ Alan J. Prince

Alan J. Prince

cc:	Michael F. Johnson—Securities and Exchange Commission

Stephen Krikorian—Securities and Exchange Commission

Ryan Rohn—Securities and Exchange Commission

Eric R. Dey—FleetCor Technologies, Inc.

Sean Bowen—FleetCor Technologies, Inc.

Jon R. Harris, Jr.—King & Spalding LLP

Nicholas R. Franz—Ernst & Young LLP

Andrew J. Pitts—Cravath, Swaine & Moore LLP